Filed by Kyivstar Group Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Kyivstar Group Ltd.

Cohen Circle Acquisition Corp. I (Commission File No.: 001-42369)

Date: June 5, 2025

Kyivstar Group Reports First Quarter 2025 Financial Results in Conjunction with its Nasdaq Listing Process

●	Total operating revenue reaches USD 255 million or UAH 10.6 billion, up 37.1% year-on-year in USD and 49.6% in local currency terms

●	Profit for the period amounts to USD 44 million, up 22.2% year-on-year in USD and 33.7% in local currency terms, with a profit margin of 17.3%

●	Adjusted EBITDA[1] reaches USD 140 million, up 50.5% year-on-year in USD and 64.6% in local currency terms, with an adjusted EBITDA margin[1] of 54.9%

●	Completes acquisition of Uklon, Ukraine’s leading ride-hailing business, and increases stake in Ukraine’s leading digital health platform Helsi, subsequent to quarter-end

KYIV, Ukraine, June 5, 2025 – Kyivstar Group, Ukraine’s leading digital operator (“Kyivstar Group” or “the Company”) and a subsidiary of VEON Ltd. (Nasdaq: VEON) (“VEON Group” or “VEON”), today announced its unaudited financial and operating results for the first quarter ended March 31, 2025.

	1Q25	1Q24	YoY	1Q25	1Q24	YoY
	USD mln or %			UAH bln or %
Total operating revenue	255	186	37.1%	10.6	7.1	49.6%
Profit for the period	44	36	22.2%	1.8	1.4	33.7%
Adj. EBITDA[1]	140	93	50.5%	5.8	3.6	64.6%

Average UAH/USD exchange rates: 1Q25: 41.7563 UAH/USD; 1Q24: 38.1727 UAH/USD

End-of period UAH/USD exchange rates as of March 31, 2025: 41.4787 UAH/USD; as of March 31, 2024: 39.2214 UAH/USD

[1]	For more information, see section titled “Presentation of Non-IFRS Financial Measures” at the end of this press release, including the reconciliations of non-IFRS measures to IFRS measures.

“Kyivstar Group continues to deliver exceptional value to our customers and stakeholders, leveraging our market-leading network and innovative digital services to drive growth,” said Oleksandr Komarov, CEO of Kyivstar Group. “Our first quarter results reflect the strength of our digital operator strategy, delivering robust financial growth. In parallel, we continue to invest in strategic opportunities that drive Ukraine’s digital future, such as the acquisition of Uklon and increasing our stake in Helsi. We are excited to complement this operational performance with the continued progress towards our plans to list Kyivstar Group on the Nasdaq Stock Market.”

First Quarter 2025 Financial and Operational Highlights

●	Robust Revenue Growth: Total operating revenue for 1Q25 was USD 255 million, up 37.1% year-on-year in USD and 49.6% year-on-year in local currency terms. This result includes the impact of the customer appreciation program undertaken by the Company in the first quarter of 2024 following a cyber security incident at the end of 2023, which lowered revenue in the first quarter of 2024 by an estimated USD 46 million (UAH 1.7 billion) in value. Excluding the impact of the customer appreciation program, local currency revenue growth was 20.1% year-on-year in 1Q25.

●	Strong Profitability: Adjusted EBITDA for 1Q25 was USD 140 million, up 50.5% year-on-year. This represents an adjusted EBITDA margin of 54.9% in 1Q25. In local currency terms, 1Q25 adjusted EBITDA growth was 64.6% year-on-year, and adjusted EBITDA margin was 54.9%, driven by revenue growth and a decrease in operating costs. Excluding the impact of the customer appreciation program, local currency adjusted EBITDA growth was 10.2% year-on-year in 1Q25.

●	Multiplay Customers Supporting Growth: The Multiplay customer base, which are customers who use at least one digital application in addition to 4G data and voice connectivity, was up by 40.7% year-on-year to 6.1 million customers, and represented 29.5% of one-month-active mobile customers[i] reflecting increased adoption of digital products.

●	Digital Services Users: Total digital monthly active users across Kyivstar Group’s digital applications MyKyivstar, Kyivstar TV and Helsi reached 10.3 million in 1Q25, up 32.9% from 7.7 million a year earlier.

Strategic Milestones:

●	Announced business combination agreement with Cohen Circle Acquisition Corp. I (Nasdaq: CCIR) (“Cohen Circle”), beginning the process for Kyivstar Group to be the only pure-play Ukrainian investment opportunity on U.S. stock markets.

●	Completed the acquisition of Uklon, a leading Ukrainian ride-hailing and delivery platform, for approximately USD 155.2 million in April 2025. Uklon operates in 28 cities across Ukraine and facilitated more than 100 million rides and 3 million deliveries in 2024, and also provides ride-hailing services in Uzbekistan.

●	Increased ownership stake in Helsi, Ukraine’s largest digital platform, from 69.99% to 97.99% in May 2025. Helsi is a digital data management platform supporting the provision of healthcare services and improving patients’ access to healthcare with over 9.4 million appointments booked in the year ended December 31, 2024.

The results announcement is made concurrently with Kyivstar Group and VEON Holdings B.V.’s filing of a registration statement on Form F-4 (File No. 333-287802) in conjunction with Kyivstar’s anticipated listing on the Nasdaq Stock Market LLC (“Nasdaq”) following the anticipated completion of a business combination with Cohen Circle that was previously announced on March 18, 2025.

With the announcement of its 1Q2025 results, Kyivstar Group also updated the investor presentation available to its potential investors. A copy of the investor presentation will be available on a Current Report on Form 8-K to be filed by Cohen Circle with the SEC and available at www.sec.gov.

[i]	Multiplay as a % of total active Kyivstar one-month subscriber base in March 2025 (unique active subscribers over one-month period)

Additional Information and Where to Find It

Kyivstar Group Ltd. and VEON Holdings B.V. have filed on June 5, 2025 a registration statement on Form F-4 (File No. 333-287802) (as may be amended from time to time, the “Registration Statement) as co-registrants that includes a preliminary proxy statement/prospectus of Cohen Circle and a preliminary prospectus of Kyivstar Group. When available, Cohen Circle will mail a definitive proxy statement/prospectus relating to the business combination and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the business combination and is not intended to provide the basis for any investment decision or any other decision in respect of the business combination. VEON, Cohen Circle and Kyivstar Group may also file other documents regarding the business combination with the SEC. Cohen Circle’s shareholders and other interested persons are advised to read, when available, the Registration Statement, the proxy statement/prospectus and other documents filed in connection with the business combination, as these materials will contain important information. Investors and shareholders will be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or will be filed with the SEC by Cohen Circle through the website maintained by the SEC website at www.sec.gov or by directing a written request to: Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

About Kyivstar Group

Kyivstar Group operates Ukraine's leading digital operator, serving more than 23 million mobile customers and over 1.1 million home internet fixed line customers as of December 31, 2024. Kyivstar Group and its subsidiaries provide services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital TV, and more. VEON, together with Kyivstar Group, intends to invest USD 1 billion in Ukraine during 2023-2027, through social investments in infrastructure and technological development, charitable donations and strategic acquisitions. Kyivstar Group and its subsidiaries have been operating in Ukraine for more than 27 years. For more information, visit: www.kyivstar.ua.

About VEON

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on Nasdaq. For more information, visit: https://www.veon.com.

About Cohen Circle

Cohen Circle Acquisition Corp. I is a special purpose acquisition company sponsored by investment firm Cohen Circle, LLC and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more technology and/or financial services businesses. Cohen Circle’s units, Class A ordinary shares and warrants are listed on Nasdaq under the symbols “CCIRU,” “CCIR” and “CCIRW,” respectively.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the transactions mentioned herein or the proposed business combination with Cohen Circle. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Cohen Circle, Kyivstar Group, certain shareholders of Cohen Circle, VEON and certain of Cohen Circle’s, Kyivstar Group’s and VEON’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of Cohen Circle with respect to the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination is set forth in the Registration Statement. Free copies of these documents may be obtained from the sources indicated above.

Financial Information Presented

Kyivstar Group’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards (“IFRS”) and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period.

Forward-Looking Statements

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the timing of the closing of the proposed business combination and the listing of Kyivstar Group’s common shares and warrants on Nasdaq, the expected investment opportunity in Kyivstar Group following the closing of the business combination, including the expectation that Kyivstar Group will be the only pure-play Ukrainian investment opportunity and the growth potential of Kyivstar Group. These statements are based on VEON, Cohen Circle and Kyivstar Group management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Kyivstar Group’s, VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the inability to complete the business combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the Registration Statement; the ability to meet the Nasdaq listing standards upon closing of the business combination and admission of Kyivstar Group for trading on Nasdaq; changes in applicable laws or regulations; the escalation or de-escalation of war between Russia and Ukraine; the successful integration of Uklon; continued growth in digital services; and other risks and uncertainties set forth in the section entitled “Risk Factors” included in the Registration Statement filed by Kyivstar Group with the SEC on June 5, 2025 and in any other subsequent filings with the SEC by Kyivstar Group or Cohen Circle. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON, Kyivstar Group and Cohen Circle cannot predict with accuracy and some of which neither VEON, Kyivstar Group nor Cohen Circle might not even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. VEON, Kyivstar Group and Cohen Circle do not undertake to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws.

Presentation of Non-IFRS Financial Measures and Performance Metrics

In addition to the results provided in accordance with IFRS throughout this press release, Kyivstar Group has provided the non-IFRS financial measures Adjusted EBITDA and Adjusted EBITDA Margin (the “Non-IFRS Financial Measures”), as well as key performance indicators mobile ARPU, multiplay customers and total digital MAU.

Kyivstar Group defines Adjusted EBITDA as earnings before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, net foreign exchange gain and other non-operating gains/losses, net. Kyivstar Group defines Adjusted EBITDA Margin as Adjusted EBITDA divided by total operating revenues. Kyivstar Group uses the Non-IFRS Financial Measures in addition to its results determined in accordance with IFRS in order to evaluate its financial and operating performance, to generate future operating plans and make strategic decisions. Kyivstar Group believes that the Non-IFRS Financial Measures may be helpful to investors because they provide additional tools for investors to use in evaluating its ongoing operating results and trends and in comparing its financial results with other companies operating in similar industries because they provide consistency and comparability with past financial performance. The Non-IFRS Financial Measures are not intended to replace, and should not be considered superior to, the presentation of the Kyivstar Group financial results in accordance with IFRS. The Non-IFRS Financial Measures may not be comparable to other similarly entitled measures computed by other companies.

The following table presents reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measures, which are profit for the period and profit margin, respectively:

	Three months ended March 31, 2025	Three months ended March 31, 2024
(USD in millions)
Profit for the period	44	36
Income taxes	14	9
Profit before tax	58	45
Depreciation	31	31
Amortization	13	12
Impairment, net	2	1
Finance costs	21	21
Finance income	(7)	(8)
Other non-operating gain/(loss), net	1	(1)
Net foreign exchange (loss)/gain	21	(8)
Adjusted EBITDA	140	93
Profit margin	17%	19%
Adjusted EBITDA Margin	55%	50%

Key Performance Indicators

Mobile ARPU measures the monthly average revenue per mobile user. Kyivstar Group calculates mobile ARPU by dividing its mobile service revenue (excluding guest roaming and wholesale interconnection revenue) during the relevant period by the average number of its mobile customers during the period and dividing by the number of months in that period. Mobile service revenue used to calculate mobile ARPU excludes guest roaming and wholesale interconnection revenue, as this revenue is not generated by Kyivstar Group’s customers but are proceeds received by other operators for the services received by its subscribers.

Multiplay customers are doubleplay 4G customers who also used one or more of Kyivstar Group’s digital products at any time during the one month prior to such measurement date.

Total digital MAU is a gross total cumulative MAU of applications offered. Under this metric, a single individual who is active in more than one application is counted as a separate MAU under each such application, such that the total digital MAUs may include individuals being counted more than once.

Contact Information

Kyivstar Group

Media and Investor Contact:
Kyivstar@icrinc.com

VEON Media Contact
Email: pr@veon.com